Via Facsimile and U.S. Mail
Mail Stop 4720

August 14, 2009

Robert A. Waegelein
Chief Financial Officer
Universal American Corp.
Six International Drive, Suite 190
Rye Brook, NY 10573

Re: Universal American Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File Number: 001-08506

Dear Mr. Waegelein:

	We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1 – Business
Marketing and Distribution
Significant Producers, page 12

1.	We note you disclose that one marketing organization produced 20% of your total annualized new sales while another marketing organization produced 13% of your total agent produced annualized new sales in 2008. Please identify the marketing organizations that you are referring to and describe the material terms of any underlying agreements. In addition, please file any agreements as exhibits to your filing or provide us with your analysis as to why they do not need to be filed.

Investments, page 14

2.   Please disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

Risk Factors
"Our ability to market some of our Part D plans is substantially dependent…", page 46

3.   We note that your risk factor discloses your substantial dependence on strategic alliances or relationships with the National Community Pharmacists Association and Community Care Outreach Services LLC for the marketing of Part D plans. Please describe the material terms of your agreements with these two entities and file the underlying agreements as exhibits to your filing or provide us with your analysis as to why they do not need to be filed.

Management's Discussion and Analysis
Critical Accounting Policies

Amortizing Intangible Assets, page 85

4.   Please disclose why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the membership base acquired intangible asset given that customer relationships frequently have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group throughout its economic life, and identify the adverse trends that would prompt you to revise accounting estimates.

Goodwill, page 86

5.   Please provide to us the following for each of your reporting units:

    • The carrying value and the fair value of the reporting unit as of the goodwill impairment assessment date; and

- Your assumptions, such as discount rates, cash flows, projected growth rates, terminal value growth rates, earnings multiples, etc. used in determining your estimate of fair value for each of your reporting units, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also reconcile these assumptions to those used for internal planning purposes.

6. You disclose that decreases in the amount of "economic capital" allocated to a reporting unit causes the reporting units fair value to decrease. Please disclose the following:

- The factors that management considers in allocating "economic capital" to a reporting unit's carrying value and fair value and the reasons that management increases or decreases the amounts allocated,
- How you derive the carrying value and fair value of your reporting units for goodwill impairment tests based on levels of "economic capital" for your reporting units under SFAS 142, and
- How allocating capital to a reporting unit's fair value based on "economic capital" complies with paragraphs 32 and 33 of SFAS 142.

Notes to Consolidated Financial Statements

Note – 2. Summary of Significant Accounting Polices

Recognition of Premium Revenues and Policy Benefits – Medicare Products, page F-16

7. Please refer to your disclosure:

> "The stand-alone PDP payment methodology is based on the risk adjustment model, however, we do not have access to diagnosis data with respect to our stand-alone PDP members. We are reliant on CMS to capture and collect the necessary diagnosis information for these members. Changes in revenues from CMS for our Medicare products resulting from the periodic changes in risk adjustment scores for our membership are recognized when the amounts become determinable and the collectability is reasonably assured. Our monthly premium payment from CMS could change materially, either favorably or unfavorably, as a result of changes in the risk scores for the underlying membership of our plans."

And revise your disclosure to clarify:

- Why you believe that you are able to make reasonable estimates of premium revenue that result in your financial statements being fairly stated with respect to your stand-alone PDP members given you are reliant on CMS to capture and collect information for these members and given that your premium payment "could change materially;" and

- What the disclosure "could change materially" is communicating to a reader and to what members that disclosure relates as it is not clear whether it relates only to the stand-alone PDP or to all your Medicare premium members.

Recognition of Premium Revenues and Policy Benefits for Accident & Health Insurance Products, page F-20

8. Regarding this accounting policy:

   - Revise to disclose the model (i.e. short duration or long duration contracts as defined in paragraphs 7-10 of SFAS 60) that you follow;
   - Provide us an analysis that demonstrates how your accounting for premium revenues and policy benefits complies with the model you follow particularly a) your recognition of benefits and expenses associated with earned premiums as the related premiums are earned and b) your recording a liability for future policy benefits consisting of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims; and
   - Revise to disclose that the policy described herein covers your Medicare supplement business or, if it does not, disclose how you account for premium revenues and policy benefits for that business.

Definitive Proxy Statement

Executive Compensation
Annual Cash Bonuses, page 32

9. We note that that the annual cash bonus for your CEO and CFO is 75% dependent on the Company's achievement of the bonus pool target objective and 25% dependent on the Compensation Committee's evaluation of your CEO and CFO's individual performance. Please provide proposed disclosure that you intend to provide in your 2010 Proxy Statement which includes the following:

   - The criteria or objectives the Compensation Committee uses for the individual performance component for the CEO and CFO;
   - Confirmation that you will discuss the level of achievement of objectives; and
   - Discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that target objectives for individual performance are quantified, the discussion in your proxy statement should also be quantified.

10.   We note that the annual cash bonus for NEOs other than your CEO and CFO is 50% dependent on business unit performance and 50% dependent on the Compensation Committee's evaluation of individual performance. Please provide proposed disclosure that you intend to provide in your 2010 Proxy Statement which includes the following:

- The criteria or objectives the Compensation Committee uses for the business unit performance and individual performance components for each NEO;
- Confirmation that you will discuss the level of achievement of objectives; and
- Discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that target objectives for business unit performance and individual performance are quantified, the discussion in your proxy statement should also be quantified.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Part I
Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

11.   Your policy and contract claims – health decreased from $729 million at December 31, 2008 to $632 million at June 30, 2009. Please revise to provide a rollforward of this account balance and discuss the significant increases and decreases included within the net decrease in claims, including any favorable and unfavorable developments.

Part II
Item 6 – Exhibits, page 59

12.   We note you have entered into a Life Insurance and Annuity Reinsurance transaction with the Commonwealth Annuity and Life Insurance Company and First Allmerica Financial Life Insurance Company in which you reinsured substantially all of your in force life insurance and annuity business. Please file this agreement as an exhibit or provide us with a detailed analysis as to why you do not believe that this agreement is required to be filed as an exhibit to your filing.

* * * *

Robert A. Waegelein
Universal American Corp.
August 14, 2009
Page 6

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                Sincerely,

                                Jim B. Rosenberg
                                Senior Assistant Chief
                                Accountant